EXHIBIT “N”

w w w . e q u i t y t r a n s f e r . c o m

Jennifer Tan
Officer, Client Services
Telephone: 416.361.0930 ext.269
jtan@equitytransfer.com

VIA ELECTRONIC TRANSMISSION

May 17, 2004

Dear Sir or Madam:

RE: Metallica Resources Inc.

We confirm that the Interim Financial Statements for the first quarter and the three (3) months ended March 31, 2004 together with the Management Discussion and Analysis for the quarter ended March 31, 2004 were mailed to those shareholders on the supplemental mailing list on May 17, 2004.

Yours Truly,
EQUITY TRANSFER SERVICES INC.